UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 14, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    AngloGold Ashanti’s Mponeng Mine Resumes Production

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
14 November 2012

AngloGold Ashanti’s Mponeng Mine Resumes Production

(Johannesburg) – AngloGold Ashanti is pleased to report that normal operations have resumed at its
Mponeng mine in South Africa following successful engagement with employee and trade union representatives over the past week.

All mining and processing at Mponeng was suspended on November 6, after two underground sit-ins by a group of workers and some vandalism to property led to management concerns that safe working conditions could not be assured. Talks between AngloGold Ashanti’s South Africa regional management and representatives of unions and associations in the intervening period culminated in the agreement by all parties of a set of guiding principles that will govern safe work and labour relations at Mponeng in future.
This document, signed by the local branches of the National Union of Mineworkers, Solidarity, The United
Association of South Africa and worker representatives of The Association of Mineworkers and
Construction Union at a public meeting on 10 November, covers a series of issues including: the importance of safety; freedom of association for all workers; transparency and honesty in all interactions;
respect for rule of law and rejection of intimidation; a collective commitment to effective dispute resolution;
and acknowledgement of the sanctity of collective bargaining. The return to work at Mponeng was based on the same wages and working conditions applicable at the company’s other South African operations.

“This is an important set of guiding principles, drafted and agreed between AngloGold Ashanti and a diverse group of labour representatives,” Mike O’Hare, AngloGold Ashanti’s executive vice president of
South Africa, said. “These principles provide a good foundation for a constructive relationship into the future which is essential for all stakeholders given the long-term nature of this business.”

With the successful restart of Mponeng, all six of AngloGold Ashanti’s underground mines in South Africa, as well as its surface operations, are now operating and ramping up to full production. As discussed at the third-quarter results presentation on 8 November, AngloGold Ashanti will evaluate underground conditions in reviewing the time needed for Mponeng’s production build-up, before releasing cost and production guidance for the fourth quarter.

About AngloGold Ashanti’s South African Operations

AngloGold Ashanti’s South African operations accounted for approximately 32% of total group production during the first half of the year. Approximately 35,000 people are employed across AngloGold Ashanti’s
South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines.

AngloGold Ashanti is a member of the gold industry’s collective wage bargaining unit at the Chamber of
Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July 2012, under the agreement reached in 2011. A similar increase was awarded last year. South Africa’s annual Consumer
Price Inflation was 5% in August 2012. In addition, under the auspices of the Entry Level Task Team established by the Chamber of Mines, major gold producers and the recognised unions and associations during the 2011 wage talks, additional improvements to the current pay structure were offered to workers on October 18. A summary of this latest offer, agreed by the members of the Chamber of Mines, the
National Union of Mineworkers, Solidarity and the United Association of South Africa, is contained in
AngloGold Ashanti’s press release dated Friday 28 October.

SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contacts

Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-
looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States
on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on
25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 14, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary